October 26, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Ryan Houseal Barbara C. Jacobs

Re:
Document Security Systems, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-3
Filed August 13, 2010
File No. 333-166357
Form 10-Q Fiscal Quarter Ended June 30, 2010
Filed August 12, 2010
File No. 1-32146

Dear Staff:

On behalf of Document Security Systems, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced registration statement (the “Filing”), which was included in your letter dated September 1, 2010 (the “Staff Letter”).

In this letter, we have indicated our response to each of your comments. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in the responses to “we,” “our” or “us” mean Document Security Systems, Inc.

Registration Statement on Form S-3

     Risk Factors, page 6

1.           We note that you have continuously reported a material weakness in your internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act) for a few years.  Please include a risk factor disclosing the nature and duration for the material weakness and the effect that such material weakness has had or could have on your operations.   To the extent known, please disclose an estimated time frame as well as any material costs associated with remediation.  Similar disclosure should be included in your Exchange Act reports.

RESPONSE:

We have added a risk factor addressing the issue on page 11 in the Section Risk Factors.  We will include the same Risk Factor in future Exchange Act reports.

Selling Stockholders

Selling Stockholders Table, page 13

     2.                      We note that you have amended your registration statement to include 41, 379 additional shares for resale by your placement agent in your July 22, 2010 private placement.   In you registration statement, you identify the placement agent as Aego Capital Corp., yet the Form 8-K announcing the private placement identifies the placement agent as Aegis Capital Corp.  Please advise or revise.

RESPONSE:

We have updated the Selling Stockholder Table to address this misspelling of Aegis Capital Corp.

Furthermore, we have adjusted the table to reflect a reduction in shares that are being registered for Mr. Bob Bzdick from 735,437 to 553,657.

Form 10-Q Fiscal Quarter Ended June 30, 2010

Item 4T.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 22

3.    We note that you have provided disclosure pursuant to Item 4T of 10-Q and Item 308T of Regulation S-K.  Please note that the disclosure requirements set forth in these items should be included only with respect to a fiscal period ending on or after December 15, 2007, but before June 15, 2010.

RESPONSE:

All of the required disclosure as it relates to Item 4, such as the evaluation of disclosure controls and procedures and changes in internal control over financial reporting are properly included in the June 30, 2010 Form 10-Q filed.  In future exchange act filings, we will exclude the reference to Item 4T and Item 308T(b) of Regulation S-K and instead refer to this section as Item 4 and incorporate the proper reference to Item 308(c) of Regulation S-K.

Item 6. Exhibits

4.     We note that you have replaced the word “report” with “quarterly report” in paragraphs 2 and 3 of the certification required under Exchange Act Rule 13a-14(a).  In future filings, the word “report” in these paragraphs should not be preceded or modified by the period to which the certification pertains.

RESPONSE:

We will exclude the word “quarterly” from paragraphs 2 and 3 of the certification required under Exchange Act Rule 13a-14(a) in future Exchange Act Reports.

Thank you for your assistance in this matter.  Please feel free to call me at (585) 325-3610 if you have any questions about this matter.

Respectfully submitted, DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Patrick White
Patrick White
Chief Executive Officer

/s/ Philip Jones
Philip Jones
Chief Financial Officer